Exhibit 99.1

Capitalization

The following table sets forth our (i) cash and cash equivalents, (ii) restricted cash and (iii) consolidated capitalization as of June 30, 2021 on:

•	an actual basis; and

•

an as adjusted basis giving effect to (i) scheduled debt repayments of $55.9 million, (ii) debt prepayments of $56.8 million for vessels Sunray, Artemis, Afrodite, Ariadne, Ajax, Apollon and Aris and drawdowns of $74.8 million for the refinancing of the respective vessels, (iii) the payment of $9.4 million of preferred share dividends and $2.0 million of common share dividends, (iv) the issuance of 79,031 Series D Preferred Shares, 110,520 Series E Preferred Shares and 555,743 Series F Preferred Shares for an aggregate amount of $18.1 million, (v) the issuance of 1,097,172 common shares for an aggregate amount of $10.2 million, (vi) the redemption of 357,063 Series G Convertible Preferred Shares in exchange for 388,841 Series B Cumulative Redeemable Perpetual Preferred Shares of Shyris Shipping Company S.A., and (vii) the declaration of $4.0 million of Series F Preferred Share dividends.

Other than these adjustments, there has been no material change in our capitalization from debt or equity issuances, re-capitalization or special dividends between June 30, 2021 and October 22, 2021.

	As of June 30,2021
In thousands of U.S. Dollars	Actual	As Adjusted
	(Unaudited)	(Unaudited)
Cash
Cash and cash equivalents	$128,851	$107,848
Restricted cash	10,059	10,059

Total cash	138,910	117,907

Capitalization
Debt:
Long-term secured debt obligations (including current portion)	$1,423,296	$1,385,345

Stockholders’ equity:
Preferred Shares, $ 1.00 par value; 25,000,000 shares authorized, 3,436,214 Series D Preferred Shares, 4,633,188 Series E Preferred Shares, 6,184,585 Series F Preferred Shares and 816,349 Series G Convertible Preferred Shares issued and outstanding at June 30, 2021 on an actual basis and 3,515,245 Series D Preferred Shares, 4,743,708 Series E Preferred Shares, 6,740,328 Series F Preferred Shares and 459,286 Series G Convertible Preferred Shares issued and outstanding on an as adjusted basis.	15,070	15,458
Common shares, $5.00 par value; 35,000,000 shares authorized; 20,437,952 shares issued and 19,759,779 shares outstanding at June 30, 2021 on an actual basis and 21,535,124 shares issued and 20,856,951 shares outstanding on an as adjusted basis(1)	102,190	107,676
Additional paid-in capital	943,812	962,784
Accumulated other comprehensive loss	(26,531)	(26,531)
Retained earnings	294,089	280,843
Cost of treasury stock	(6,791)	(6,791)
Non-controlling interest	46,414	49,793

Total stockholders’ equity	1,368,253	1,383,232

Total capitalization	$2,791,549	$2,768,577

(1)	Excludes an aggregate of 306,190 of our common shares issuable upon conversion of our outstanding Series G Convertible Preferred Shares.